Via Facsimile and U.S. Mail
Mail Stop 6010

December 4, 2007

Peter Riehl
Chief Executive Officer
Stellar Pharmaceuticals Inc.
544 Egerton Street
London, Ontario Canada
N5W 3Z8

Re: Stellar Pharmaceuticals Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File Number: 000-31198

Dear Mr. Riehl:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief